September 6, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Corporación América Airports S.A. Registration Statement on Form F-3 Filed August 28, 2023 File No. 333-274239

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corporación América Airports S.A. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (the “Registration Statement”), File No. 333-274239, to 12:00 noon, Eastern Time, on September 8, 2023, or as soon thereafter as practicable.

Please contact Alejandro A. Gordano of Shearman & Sterling LLP, counsel to the Company, at (212) 848-5350 or by e-mail at Alejandro.Gordano@shearman.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CORPORACIÓN AMÉRICA AIRPORTS S.A.

By:	/s/ Andres Zenarruza
Andres Zenarruza
Head of Legal & Compliance

By:	/s/ Jorge Arruda Filho
Jorge Arruda Filho
Chief Financial Officer